FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca prices a €2.55 billion bond offering

25 August 2026

AstraZeneca prices €2.55 billion bond offering

AstraZeneca PLC (the Company) announces that, on 24 August 2026, its wholly owned subsidiary AstraZeneca Finance LLC, successfully priced four tranches of Eurobonds totalling €2.55 billion (the Offering). The Offering is expected to close on 1 September 2026, subject to customary closing conditions. This issuance is aligned with the Company's long term funding strategy.

The Offering consisted of the following notes, issued by AstraZeneca Finance LLC and fully and unconditionally guaranteed by the Company:

●       €700 million of fixed rate notes with a coupon of 3.402% maturing on 1 March 2030;
●       €600 million of fixed rate notes with a coupon of 3.652% maturing on 1 September 2032;
●       €500 million of fixed rate notes with a coupon of 3.923% maturing on 1 September 2035; and
●       €750 million of fixed rate notes with a coupon of 4.169% maturing on 1 September 2038 (together, the Notes).

The Company expects to use the net proceeds of the offering for general corporate purposes.

Barclays Bank PLC, Goldman Sachs International and Morgan Stanley acted as joint book-running managers on the transaction.

The Notes will be issued under the Euro Medium Term Note (EMTN) programme of the Company and AstraZeneca Finance LLC and admitted to listing on the UK Financial Conduct Authority's Official List and to trading on the London Stock Exchange's Main Market.

The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Notes described herein, nor shall there be any sale of these Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 August 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary